UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDED

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

PIMCO Equity Series (“Registrant”) hereby amends its original Notification of Registration on Form N-8A (File No. 811-22375) for the purpose of reflecting the change to its name, effective February 19, 2010. In connection with such notification of registration, the Registrant submits the following information:

Name:

PIMCO Equity Series

Address of Principal Business Office (No. & Street, City, State, Zip Code):

840 Newport Center Drive

Newport Beach, California 92660

Telephone Number (including area code):

(866) 746-2606

Name and address of agent for service of process:

Robert W. Helm, Esq. Dechert LLP 1775 I Street, N.W. Washington, D.C. 20006	Brent R. Harris Pacific Investment Management Company LLC 840 Newport Center Drive Newport Beach, California 92660

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    YES  ☒    NO  ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Washington, in the District of Columbia on the 18th day of February, 2010.

PIMCO Equity Series

By:
Brent R. Harris*
Trustee and President

Attest:	/s/ J. Stephen King, Jr.	*By:	/s/ Douglas P. Dick
	J. Stephen King, Jr. Secretary	*	Douglas P. Dick, as attorney-in-fact pursuant to a power of attorney filed as an exhibit to the initial registration statement on Form N-1A of the Registrant on December 30, 2009.